Filed by Roanoke Electric Steel Corporation

(Commission File No. 000-02389)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Roanoke Electric Steel Corporation

(Commission File No.000-02389)

Dear Employee:

When we first announced that a definitive agreement had been reached with Steel Dynamics Inc. (SDI) to acquire Roanoke Electric Steel, I informed employees that information sessions would be held to update employees with progress reports.

During the past few months, we have provided documentation to SDI relating to all aspects of our operation. SDI managers have visited us and some of our managers have been to SDI. Although a lot of work has been done on this acquisition, much remains to be done. I presently anticipate that this merger will close in April of 2006.

I am aware that employees have questions and concerns about the changes that may lie ahead and how these changes may affect their employment. Once this merger is closed, employee meetings will be held and will include managers from SDI.

Although nothing has been finalized on benefits, pay, production processes, etc., I can assure you that SDI is a fair company with a reputation of taking care of their employees. They pay their employees well and their benefits are on par with ours. They believe in having modern equipment, achieving the best in operational efficiency, rewarding employees for good production, quality and overall performance. SDI is known for their team approach to success. When employees work as a team and put forth the effort necessary to achieve the desired results, employees share in the success.

Through SDI’s investment of significant financial resources in our facilities, our operations will change. But, they will change for the better, with significant operational enhancements and many improvements to our overall operational efficiency.

Both SDI and RESC are dedicated to achieving an end result which will be the very best for all concerned.

I am very optimistic about our future with SDI. As we near the closing date, I will have more specific information for you. I very much appreciate your dedication and efforts at this Company and thank you for your continued patience and support as we move toward closing the transaction with SDI.

Sincerely,

T. Joe Crawford
President and Chief Operating Officer

*****

Important Additional Information

Roanoke Electric Steel Corporation and Steel Dynamics, Inc. (SDI) have entered into an agreement for the merger of the Company with SDI, and, in connection with this proposed transaction, will prepare and distribute a proxy statement/prospectus to Roanoke Electric Steel’s shareholders. Shareholders are urged to read the proxy statement/prospectus when it becomes available, and the related registration statement which has been filed and any amendments to this registration statement, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Roanoke Electric Steel and SDI, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by contacting Roanoke Electric Steel’s General Counsel at PO Box 13948, Roanoke, Virginia 24038 (540.342-1831) or SDI Investor Relations, 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804 (260.459-3553).

Roanoke Electric Steel and SDI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Roanoke Electric Steel’s shareholders in connection with the merger transaction. Information about the directors and executive officers of Roanoke Electric Steel and their ownership of Roanoke Electric Steel’s common stock is set forth in the annual report on Form 10-K for the year ended October 31, 2005, which report was filed with the Securities and Exchange Commission on January 17, 2006. Information about the directors and executive officers of SDI and their ownership of SDI common stock is set forth in the proxy statement for SDI’s 2005 annual meeting of shareholders, which proxy statement was filed with the Securities and Exchange Commission on April 4, 2005. Additional information regarding the interest of those participants will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.